Teradyne, Inc.

600 Riverpark Drive

North Reading, MA 01864

December 17, 2007

VIA FEDEX AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Perry J. Hindin

RE:	Teradyne, Inc.
Definitive 14A
Filed April 13, 2007
File No. 001-06462

Dear Mr. Hindin:

As discussed in a phone call last week, Teradyne, Inc. would like to submit its responses to the comments raised by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission in your letter dated December 5, 2007 no later than January 8, 2008. Additional time is necessary in order to coordinate the review of our responses with our Compensation Committee. Please contact me at (978) 370-3038 if this is acceptable.

Sincerely,

Teradyne, Inc.

/s/ Eileen Casal
Eileen Casal
Vice President, General Counsel & Secretary